NEW CLEARWIRE CORPORATION
4400 Carillon Point
Kirkland, Washington 98033
October 15, 2008
VIA FACSIMILE AND EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, D.C. 20549
Attention: Mr. Jay H. Knight
Re:	New Clearwire Corporation (the “Company”) Registration Statement on Form S-4 Originally Filed on August 22, 2008 File No. 333-153128
Ladies and Gentlemen:
     The Company hereby requests acceleration of the effective date of its Registration Statement on Form S-4, as amended (File No. 333-153128), to 11:00 a.m., Eastern time, on October 16, 2008, or as soon thereafter as possible.
     The Company hereby acknowledges its responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the above-referenced Registration Statement. The Company hereby further acknowledges that:
•	should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission, acting pursuant to delegated authority, declare this filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff of the Commission, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
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     Please call Joshua Korff at (212) 446-4943 or Christopher Kitchen at (212) 446-4988 of Kirkland & Ellis LLP, counsel to the Company, as soon as the Registration Statement has been declared effective.
Very truly yours,

NEW CLEARWIRE CORPORATION
By:	/s/ Broady R. Hodder
Name:	Broady R. Hodder
Title:	Senior Vice President — General Counsel